SEC Division of Corporation Finance

Office of Manufacturing

January 18, 2024

January 18, 2024

Division of Corporation Finance

Office of Manufacturing

Attention:	Heather Clark, Staff Accountant 202-551-3624

Kevin Stertzel, Staff Accountant 202-551-3723

Jennifer Angelini, Staff Attorney 202-551-3047

Jay Ingram, Staff Attorney 202-551-3397

Re:	Perfect Moment Ltd.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 1, 2023

File No. 333-274913

Dear Ms. Clark, Mr. Stertzel, Ms. Angelini and Mr. Ingram:

Perfect Moment Ltd. (the “Company”) confirms receipt of the letter dated December 6, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. Concurrently with the submission of this response letter, the Company is filing Amendment No. 3 to the above-referenced filing (the “Amendment”). The Staff’s comment is set forth below in bold, followed by the Company’s response:

Amendment No. 2 to Form S-1

Key Financial Measures, page 45

1.	We note your discussions on page 46 of how EBITDA, Adjusted EBITDA and Adjusted operating expenses are calculated. Please expand your disclosure to explain how management uses these measures and why you believe they provide useful information to investors regarding your performance pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 46 of the Amendment to add the following:

(1)	“Management uses EBITDA to isolate the impact of interest expense, income tax benefit (expense), and depreciation and amortization that are not part of our core operations, or non-recurring or non-cash items. For example, the interest expense noted in our consolidated financial statements included elsewhere in this prospectus relates to the Notes that will automatically convert into our common stock in connection with the closing of this offering. Management believes that this is useful for investors as it is a common financial measure in the investor community.”

(2)	“Management uses adjusted EBITDA to isolate non-cash stock compensation expense to provide a clearer presentation of the cash available to operate the Company. Management believes that this helps investors understand total stock compensation expense included in operating costs that are not required to be disclosed on the face of the income statement.”

SEC Division of Corporation Finance

Office of Manufacturing

January 18, 2024

(3)	“Management uses adjusted operating expenses to isolate non-cash stock compensation expense to clarify the presentation of cash based operating costs. Management believes that this helps investors understand total stock compensation expense included in operating costs that are not required to be disclosed on the face of the income statement.”

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Blake Baron at (917) 546-7709.

Sincerely,

/s/ Mark Buckley
Mark Buckley,
Chief Executive Officer